July 28, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade and Services

100 F Street, N.E.

Washington, D.C. 20549

Attn: Suying Li and Rufus Decker

Re:	Citi Trends, Inc.

Form 10-K for Fiscal Year Ended February 1, 2025

Item 2.02 Form 8-K dated June 3, 2025

Response dated July 2, 2025

File No. 001-41886

Dear Ms. Li and Mr. Decker:

We hereby respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), as set forth in the Staff’s letter of comments dated July 14, 2025 (the “Comment Letter”), to the above referenced filings of Citi Trends, Inc. (the “Company”). The Company has filed, via EDGAR, this letter (tagged Correspondence).

The Company has the following response to the Staff’s comment in the Comment Letter. For your convenience, we have reproduced in italics below the comment from the Comment Letter with the response following.

Item 2.02 Form 8-K dated June 3, 2025

Exhibit 99.1

1. We note your response to the second bullet point of prior comment 2. In your proposed revised disclosure, you present net income flowthrough as adjusted, which appears to be a non-GAAP measure. Please provide all of the disclosures required by Item 10(e) of Regulation S-K. Also, the most directly comparable GAAP measure to adjusted EBITDA flowthrough is net income flowthrough and not total sales. In addition, please remove your disclosures implying that a non-GAAP measure reflects operating results that are more indicative of your ongoing operating performance while improving comparability to prior and future periods than a GAAP measure. Finally, disclose the additional purpose, if any, for which your management uses the adjusted EBITDA flowthrough measure. Refer to Item 10(e)(1)(i)(B) and (D) of Regulation S-K and Question 103.02 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

The Company respectfully acknowledges the Staff’s comment and agrees that the most directly comparable GAAP measure to adjusted EBITDA flowthrough is Net Income flowthrough. By way of illustration, the Company provides the below example as if this had been included in its earnings release furnished as Exhibit 99.1 to its Form 8-K filed June 3, 2025:

Financial Highlights – First Quarter 2025

•	Net Income flowthrough of 28%, from total sales increase of $15.4 million versus last year and Net Income increase of $4.3 million
•	Adjusted Net Income flowthrough* of 26%, from total sales increase of $15.4 million versus last year and Adjusted Net Income* increase of $4.08 million
•	Adjusted EBITDA Flowthrough* of 40%, above Company expectations, from total sales increase of $15.4 million versus last year and adjusted EBITDA* increase of $6.2 million

The Company included reconciliations for both Adjusted Net Income and Adjusted EBITDA to their most directly comparable GAAP measure, Net Income, for both periods presented as part of Exhibit 99.1 to its Form 8-K file June 3, 2025. As such, the period over period increases presented in the flowthrough calculations above are reconciled to the most directly comparable GAAP measure.

Additionally, the Company respectfully acknowledges the Staff’s comment regarding the disclosure of usefulness of non-GAAP measures, including the adjusted EBITDA flowthrough measure, and advises the Staff that, in the Company’s future earnings releases furnished under Item 2.02 of Form 8-K, the Company will remove the statement that non-GAAP financial measures are “more indicative” of the Company’s ongoing operating performance. Below is the suggested language to be included in future earnings releases or other current or periodic reports where non-GAAP measures, including the adjusted EBITDA flowthrough measure, are presented:

“The Company sometimes use financial measures that are derived from the consolidated financial statements but that are not presented in accordance with GAAP to understand and evaluate the Company’s current operating performance and to allow for period-to-period comparisons. The Company believes these non-GAAP financial measures may also provide useful information to investors and others. These non-GAAP measures may not be comparable to similarly titled non-GAAP measures of other companies and should be considered in addition to and not as a substitute for or superior to, any measure of performance, cash flow or liquidity prepared in accordance with GAAP. The Company is providing a reconciliation of reported non-GAAP financial measures to their comparable financial measures on a GAAP basis.”

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Sincerely,

/s/ Heather Plutino
Heather Plutino
Chief Financial Officer

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